Exhibit 99.2

CONSORZIO LOTTERIE NAZIONALI

CONSORZIO LOTTERIE NAZIONALI

STATEMENTS OF FINANCIAL POSITION

December 31, 2010 and 2009

(In thousands of Euro)

		December 31,
	Notes	2010	2009

ASSETS
Non-current assets
Equipment, net	3	—	2.801
Intangible assets, net	4	—	286
Deferred income taxes	16	141	2.212
Total non-current assets		141	5.299

Current assets
Inventories	5	—	13.618
Trade and other receivables	6	—	305.946
Current financial assets from parent company	18/20	109.540	249.913
Other current assets	7	54	1.231
Income taxes receivable		760	—
Cash and cash equivalents	8	331	4
Total current assets		110.685	570.712

TOTAL ASSETS		110.826	576.011

EQUITY AND LIABILITIES
Equity
Issued capital	9	16.000	16.000
Legal reserve		3.200	3.200
Retained earnings, including net income for the period		89.109	123.347
Total equity		108.309	142.547

Non-current liabilities
Long-term provisions	10	438	730
Total non-current liabilities		438	730

Current liabilities
Accounts payable	11	628	428.247
Derivative instruments	20	—	583
Current financial payables to parent company	18/20	1.355	1.241
Other current liabilities	12	96	219
Income taxes payable		—	2.444
Total current liabilities		2.079	432.734

TOTAL EQUITY AND LIABILITIES		110.826	576.011

CONSORZIO LOTTERIE NAZIONALI

STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2010, 2009 and 2008

(In thousands of Euro)

		For the year ended December 31,
	Notes	2010	2009	2008

Service revenues	13	244.025	327.957	322.411
Other revenue		956	875	990
Total Revenue		244.981	328.832	323.401

Cost of tickets		35.239	45.628	43.090
Service costs	14	68.987	93.448	93.228
Depreciation, amortization and write-downs		3.623	4.339	4.130
Other operating costs		538	989	1.368
Total Costs		108.387	144.404	141.816

Operating Income		136.594	184.428	181.585

Financial income	15	3.789	4.332	3.665
Financial expenses	15	(8.553)	(7.658)	(11.749)

Net income before income tax	16	131.831	181.103	173.502

Income tax expense	16	42.723	57.756	55.771
Net income for the year		89.108	123.347	117.731

Other comprehensive income:
Components of other comprehensive income		—	—	—
Income tax relating to components of other comprehensive income		—	—	—

Other comprehensive income for the year, net of tax		—	—	—

Total comprehensive income for the year		89.108	123.347	117.731

CONSORZIO LOTTERIE NAZIONALI

STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2010, 2009 and 2008

(In thousands of Euro)

	Issued	Legal	Retained
For the year ended December 31, 2010	Capital	Reserve	Earnings	Total

Balance at January 1, 2010	16.000	3.200	123.347	142.547

Net income for the year	—	—	89.108	89.108
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss)	—	—	89.108	89.108

Dividend distribution	—	—	(123.347)	(123.347)
Balance at December 31, 2010	16.000	3.200	89.108	108.308

	Issued	Legal	Retained
For the year ended December 31, 2009	Capital	Reserve	Earnings	Total

Balance at January 1, 2009	16.000	3.200	117.731	136.931

Net income for the year	—	—	123.347	123.347
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss)	—	—	123.347	123.347

Dividend distribution	—	—	(117.731)	(117.731)
Balance at December 31, 2009	16.000	3.200	123.347	142.547

	Issued	Legal	Retained
For the year ended December 31, 2008	Capital	Reserve	Earnings	Total

Balance at January 1, 2008	16.000	1.077	85.920	102.997

Net income for the year	—	—	117.731	117.731
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss)	—	—	117.731	117.731

Allocation of prior year income	—	2.123	(2.123)	—
Dividend distribution	—	—	(83.797)	(83.797)
Balance at December 31, 2008	16.000	3.200	117.731	136.931

CONSORZIO LOTTERIE NAZIONALI

CASH FLOW STATEMENTS

Years ended December 31, 2010, 2009 and 2008

(In thousands of Euro)

		Year ended December 31,
	Notes	2010	2009	2008

Operating activities:
Profit before income tax	16	131.831	181.103	173.502
Adjustments to reconcile profit before income tax to net cash flow
Depreciation	3	1.667	2.175	1.830
Intangible asset amortization	4	235	332	47
Interest income	20	(42)	(38)	(46)
Interest on intercompany loan	18	(698)	(1.263)	(708)
Total accrued interest income		(740)	(1.301)	(754)
Bank interest charges and commissions	20	24	26	35
Other intercompany interest expense	20	345	908	5.254
Interest expense to AAMS and other interest expense		121	461	2.041
Total accrued interest expense		490	1.395	7.330
Other non-monetary items:
Unrealized foreign exchange (gains)/losses, net		—	(137)	(217)
Exchange (gains)/losses on derivatives, net	20	(192)	(389)	(1.674)
Net change in long-term provisions		(292)	114	472
Realized foreign exchange (gains)/losses, net		1.304	(1.498)	2.040
Income taxes paid		(43.857)	(60.878)	(91.361)
Cash flows before changes in working capital		90.446	120.916	91.215
Change in net working capital:
Inventories		5.494	(4.494)	1.524
Trade and other receivables:
- Trade and other receivables		32.135	(3.356)	(4.434)
- Receivables from PoS (retailers)		35.414	60.693	52.539
- Related party receivables		2.764	(3.769)	(2.030)
Accounts payable:
- Payables to AAMS		(49.641)	88.213	53.475
- Payables to others		154	(697)	98
- Payables to suppliers including related parties		37.065	(10.887)	9.169
Current income taxes	16	(40.652)	(58.349)	(56.171)
Deferred income taxes	16	(2.071)	593	400
Income taxes payable		(2.444)	2.106	4.768
Other tax receivables		45.247	55.599	50.932
VAT payables and taxes other than income taxes		—	(2.109)	389
Cash flows from operating activities		153.911	244.459	201.872
Investing activities:
Purchase of equipment	3	(1.656)	(1.123)	(863)
Purchase of intangible assets	4	(380)	(572)	(57)
Disposals of intangible assets	4	6	—	—
Interest received		400	511	46
Cash flows from investing activities		(1.630)	(1.184)	(874)
Financing activities
Interest paid		(466)	(1.005)	(971)
Dividends paid		(123.347)	(117.731)	(83.797)
Net change in financial receivables from/payables to parent company		(28.141)	(124.709)	(116.059)
Cash flows from financing activities		(151.954)	(243.445)	(200.827)
Net increase (decrease) in cash and cash equivalents		327	(171)	171
Cash and cash equivalents at the beginning of the period		4	175	4
Cash and cash equivalents at the end of the period	8	331	4	175

See Note 1 for a description of the transfer of certain asset and liability balances effective October 1, 2010 that materially impacted the financial statements as of and for year ended December 31, 2010 but that did not have a cash flow impact.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

1.     Corporate information

Consorzio Lotterie Nazionali (hereinafter “CLN” or “the Company”) is a consortium organized under the laws of the Republic of Italy.  The head office of the Company is located in Rome, Italy.

The Company’s operations are entirely in the Republic of Italy.  In the month of October 2003, the Italian Ministry of Economy and Finances granted to CLN the exclusive concession to operate various traditional and instant lotteries, including “Scratch and Win” instant games.  The Company’s instant and traditional lotteries are available through various vendors located throughout Italy, mainly at tobacco shops, cafès, bars, motorway restaurants and newspaper stands (collectively, “Points of Sale” or “PoS”).

The Company’s deed of association assigns to all of its equity holders specific roles in the Company’s business activities as follows:

•                  Lottomatica Group S.p.A. (the parent of the Company and formerly Lottomatica S.p.A.): its role includes the design and coordination of the Company’s overall operations including management of the marketing and accounting functions, collection of wagers from Points of Sales, administration of periodic drawings, and procurement of software and hardware for Points of Sale;

•                  Scientific Games International: its role includes design and production of instant lottery tickets;

•                  Arianna 2001 S.p.A: its role includes serving as the secure depository and manager of the instant lottery tickets inventory;

•                  Olivetti S.p.A.: its role includes responsibilities for the supply and maintenance of software and hardware of the Company;

•                  Servizi Base 2001 S.p.A.: its role includes management of the instant lottery ticket distribution to the Points of Sale.

The concession granted to CLN by the Ministry entity Amministrazione Autonoma dei Monopoli di Stato (hereinafter “AAMS”) expired in the months of March and May of 2010, for traditional lotteries and instant lotteries, respectively. During August 2009, AAMS issued a tender for a new nine-year concession agreement to be effective from June 10, 2010, which was initially awarded to the Company.  However, another lottery operator in the Italian market filed an order to annul the tender process, which was granted by the Regional Administrative Court (“TAR”) of Lazio.  AAMS and CLN subsequently filed an appeal to the Supreme Administrative Court (Consiglio di Stato) defending the legality of the tender process and requesting an annulment of the decision by the TAR of Lazio.

In a hearing held on March 9, 2010, the Supreme Administrative Court generally accepted the appeal submitted by AAMS and CLN, but also partially accepted the decision of the TAR of Lazio by agreeing that certain laws regulating the tender process were not applicable.  Accordingly, on March 30, 2010, AAMS issued a decree aimed at reopening the prior public tender for the new Scratch & Win concession requiring the bidders to submit their applications by May 10, 2010.

On May 13, 2010, AAMS officially awarded CLN as the sole license holder for the new Scratch & Win instant lotteries concession, subject to the requirement that such concession be subscribed by a new company structured as an incorporated entity, as discussed in further detail below. In order to guarantee continuity of service in the meantime, AAMS granted CLN the temporary management of the Scratch & Win instant lotteries, effective June 1, 2010 and ending no later than September 30, 2010.  Given the requirements of the tender process, CLN continued its operations through the end of the third calendar quarter of 2010, while a newly established incorporated entity, Lotterie Nazionali S.r.l. (“LN”), which is also a majority owned subsidiary of Lottomatica Group S.p.A. having substantially the same equity owners and management team as CLN, began managing the instant lottery concession effective October 1, 2010.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

On August 5, 2010, LN and AAMS signed the new Scratch & Win instant lotteries concession agreement, effective October 1, 2010. On September 30, 2010, CLN, LN and AAMS subscribed an addendum to the new concession agreement aimed at regulating a smooth transition to the new entity’s operations and ensuring continuity in the service to be provided by LN. In particular, this addendum required CLN to transfer at book value, effective October 1, 2010, certain of its assets and liabilities as of August 31, 2010 to LN based on the provision of a third separate contract (also signed on September 30, 2010). Based on the accounts and balances transferred at such date, the parties determined the transfer price to be zero (i.e., total assets equaled total liabilities), but agreed to potentially adjust the transfer price before December 31, 2010 based on the results of a third party analysis and valuation (i.e., appraisal) to be conducted throughout the fourth quarter.

The final appraisal validated the net worth valuation criteria initially adopted (i.e., measuring at book value the assets and liabilities to be transferred) by confirming a transfer price of zero.   The September 30, 2010 asset and liability balances that were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement included the following:

September 30, 2010

Equipment, net	2,790
Intangible assets, net	425
Inventories	8,124
Other current assets	64
Receivables from PoS (retailers)	227,536
Related party receivables	9,210
Current financial assets from parent company	168,359
416,508
Accounts payable	2,709
Other liabilities to AAMS	286,295
Related parties payables	127,462
Other current liabilities	42
416,508

The rationale for the zero transfer price resulted from the fact that such transfer was exclusively driven by regulatory and government tax requirements and was also intended to protect Italian lottery consumers’ interests by ensuring continuity in the service. This transfer was, in other words, considered a mandatory (i.e., necessary) action aimed at both regulating the transition to the new concessionaire’s operations and satisfying the new concession’s requirements and was not intended to represent a regular or recurring transfer (i.e., sale) responding to market conditions.

Although virtually all CLN’s assets, liabilities and operations were transferred to LN effective October 1, 2010, the Company was not formally liquidated on such date and still existed on December 31, 2010.  However, given that the terms of the original Scratch & Win lotteries concession agreements pertaining to CLN have expired, coupled with the fact that management of the instant lotteries was successfully transitioned to LN during the fourth calendar quarter of 2010, the CLN Board of Directors proposed, on February 9, 2011, to begin formal dissolution of the Company.  Such recommendation was presented to, and approved by, the Company’s equity holders in a meeting held on February 24, 2011.  Accordingly, management will begin to implement plans to completely liquidate the Company during 2011.

2.1  Basis of preparation

As discussed above, on February 9, 2011, CLN’s Board of Directors proposed the dissolution of the Company and requested its equity holders to formally approve such liquidation in a meeting held on February 24, 2011.  Such request was approved during the meeting.  Even though the Company is no longer considered a “going concern entity” as of the statement of financial position date as management does not

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

expect it to continue to operate in the foreseeable future (at a minimum, for the one year period subsequent to December 31, 2010), its remaining assets and liabilities have been recognized and measured assuming they will be completely recovered and discharged, respectively, in the normal course of ceasing its business. Specifically, as noted above, such dissolution is the direct result of the transfer of the Company’s business operations to a new entity under common control in accordance with regulatory and governmental requirements and accordingly, is not indicative of a distressed transaction or a liquidation that is occurring under duress.  To the contrary, given the substantial profitability experienced by the Company during the original concession agreement, management expects that the assets existing as of December 31, 2010 will be sufficient to fully settle all of the Company’s liability and equity obligations existing as of that date.  Accordingly, the 2010 financial statements have been prepared on a historical cost basis and are presented in thousands of Euro, unless otherwise indicated.  Additionally, given the liquid nature of the Company’s assets and liabilities existing as of December 31, 2010, management does not believe that there would be a material effect on the Company’s financial position as of December 31, 2010 or on the results of its operations or cash flows for the year then ended if such financial statements had been prepared using an alternate accounting method, such as the liquidation basis of accounting.

The financial statements of the Company as of December 31, 2010 and for the year then ended were approved for issuance by the Board of Directors in accordance with a resolution dated February 24, 2011.

Statement of Compliance

The financial statements of CLN have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

2.2  Changes in accounting policy

The accounting policies adopted are consistent with those of the previous financial year except as follows:

The Company has adopted the following new and amended IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations during the year effective as of January 1, 2010. Adoption of these new and amended standards and interpretations did not have any effect on the financial position, performance or cash flows of the Company.

•                  IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions;

•                  IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended), including consequential amendments to IFRS 2, IFRS 5 IFRS 7, IAS 7, IAS 21, IAS 28, IAS 31 and IAS 39;

•                  IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items;

•                  IFRIC 17 Distributions of Non-cash Assets to Owners;

•                  Improvements to IFRSs (May 2008 and April 2009).

The principal effects of these changes are as follows:

IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions

The IASB issued an amendment to IFRS 2 that clarified the scope and the accounting for group cash-settled share-based payment transactions. The adoption of this amendment did not effect the financial position, performance or cash flows of the Company or require additional disclosures since the Company has no share based payment plans.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after July 1, 2009, its effective date. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results.

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill or give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

The changes required by IFRS 3 (Revised) and IAS 27 (Amended) did not effect the financial position, performance or cash flows of the Company or require additional disclosures since the Company had no transactions representing a business combination, change in ownership interest of a subsidiary, loss of control of a subsidiary or change in non-controlling interests.

IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items

The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as the hedged item. The Company has concluded that the adoption of this amendment had no impact on its financial position, performance or cash flows, as CLN has not entered into any such instruments as accounting hedges.

IFRIC 17 Distribution of Non-cash Assets to Owners

This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The adoption of this interpretation had no impact on the financial position, performance or cash flows of the Company.

Improvements to IFRSs

In May 2008 and April 2009, the IASB issued omnibus of amendments to its standards, primarily with a view of removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The amendments made can result in accounting changes for presentation, recognition and measurement. The adoption of such amendments resulted in changes to accounting policies but had no effect on the financial position, performance or cash flows of the Company.

Issued in May 2008

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that when a subsidiary is classified as held for sale, all its assets and liabilities are classified as held for sale, even when the entity remains a non-controlling interest after the sale transaction.

Issued in April 2009

•                      IFRS 2 Share-Based Payment: confirms that contributions of a business on the formation of a joint venture and common control transactions are excluded from the scope of IFRS 2.

•                      IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations.

•                      IFRS 8 Operating Segments: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

•                      IAS 1 Presentation of Financial Statements: clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

•                      IAS 7 Statement of Cash Flows: states that only expenditure that results in recognising an asset can be classified as a cash flow from investing activities.

•                      IAS 17 Leases: clarifies that when a lease includes both land and building elements, an entity assesses the classification of each element as a finance or operating lease separately.

•                      IAS 18 Revenue:  provides additional guidance on how to determine whether an entity is acting as a principal or as an agent. The features to consider are whether the entity:

•                  Has primary responsibility for providing the goods or service;

•                  Has inventory risk;

•                  Has discretion in establishing prices;

•                  Bears the credit risk.

•                      IAS 36 Impairment of Assets: clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes.

•                      IAS 38 Intangible Assets: two amendments to IAS 38 clarify the accounting for intangible assets acquired in a business combination and the description of valuation techniques commonly used when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

•                      IAS 39 Financial Instruments Recognition and Measurement: clarifies the type of forward contracts to which the guidance applies and provides additional guidance regarding embedded prepayment penalties and hedging transactions.

•                      IFRIC 9 Reassessment of Embedded Derivatives: clarifies that the scope of IFRIC 9 excludes contracts with embedded derivatives acquired in a combination between entities under common control or in the formation of a joint venture.

•                      IFRIC 16 Hedges of a Net Investment in a Foreign Operation: removes the restriction on the entity that can hold hedging instruments.

2.3  International Financial Reporting Standards to be adopted in 2011 and later

The IASB and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of these financial statements and therefore have yet to be adopted by CLN as described below.

IAS 12 Income Taxes — Deferred tax: Recovery of Underlying Assets (Amendment)

The amendment, issued on December 20, 2010, is effective for annual periods beginning on or after January 1, 2012. It provides an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property. The adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for annual periods beginning on or after January 1, 2011. It clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government-related entities. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard. The Company intends to adopt the standard on its effective date and does not expect such adoption to have any impact on its financial position, performance or cash flows.

IAS 32 Financial Instruments: Presentation — Classification of Rights Issues (Amendment)

The amendment to IAS 32 is effective for annual periods beginning on or after February 1, 2010.  It amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

own equity instruments for a fixed amount in any currency. The adoption of this standard will have no impact on the financial position, performance or cash flows of the Company.

IFRS 1 First Time Adoption — Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters (Amendments)

The amendments, issued on December 20, 2010, are effective for annual periods beginning on or after July 1, 2011. The first amendment provides guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation. The second amendment replaces references to a fixed transition date of “January 1, 2004” with ‘the date of transition to IFRSs’, thus eliminating the need for companies adopting IFRSs for the first time to restate derecognition transactions that occurred before the date of transition to IFRSs. The adoption of these standards are not expected to impact the financial position, performance or cash flows of the Company.

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, issued on October 7, 2010, is effective for annual periods beginning on or after July 1, 2011. It increases the disclosure requirements for transactions involving transfers of financial assets. The amendment requires enhancements to the existing disclosures in IFRS 7 where an asset is transferred but is not derecognized and introduce new disclosure for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of this standard will have no impact on the financial position, performance or cash flows of the Company.

IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

The amendment to IFRIC 14 is effective for annual periods beginning on or after January 1, 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The adoption of this interpretation will have no impact on the financial position, performance or cash flows of the Company.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In cases in which the equity instruments cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognised immediately in profit or loss. The adoption of this interpretation is not expected to impact the financial position, performance or cash flows of the Company.

Improvements to IFRSs (issued in May 2010)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below are not expected to have any impact on the financial position, performance or cash flows of the Company:

•             IFRS 3 Business Combinations;

•             IFRS 7 Financial Instruments: Disclosures;

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

•             IAS 1 Presentation of Financial Statements;

•             IAS 27 Consolidated and Separate Financial Statements;

•             IAS 34 Interim Financial Reporting;

•             IFRIC 13 Customer Loyalty Programmes.

2.4  Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the statement of financial position date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future. Significant management judgment is required to determine the amount of deferred tax assets that can be realized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

2.5  Summary of significant accounting policies

Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss.

Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Equipment, net

Equipment are stated at cost less accumulated depreciation. Cost includes ancillary costs directly attributable to bringing the asset into operating condition. Depreciation is calculated on straight-line basis over the estimated useful life of the assets as follows:

Terminals and communication equipment	5 to 7 years

Machinery and equipment	4 years

Furniture and fittings	8 to 9 years

The carrying values of systems and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

All repairs and maintenance costs are recognised in profit or loss as incurred.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

A unit of equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets, net

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite.  Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The estimated useful lives are as follows:

Software	3 years

Licenses	3 years

Others	2 to 5 years

The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least annually at year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense for intangible assets with finite lives is recognized in the income statement within the caption “Depreciation, amortization and write-downs”.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows take into account the risks specific to the asset and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a specific identification basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Company only has financial assets classified as loans and receivables and fair value through profit and loss. When financial assets are recognized initially on the trade date, they are measured at fair value, plus, in the case of investments not recognized at fair value through profit or loss, directly attributable transaction costs.

The Company determines the classification of its financial assets on initial recognition.

Trade receivables and other receivables

Trade accounts receivable are subsequently measured at amortized cost less impairment. Allowances for doubtful accounts are generally recorded when there is objective evidence that the Company will not be able to collect the related receivables. Bad debts are written off when identified.

Short-term receivables are not discounted because the effect of discounting cash flows is immaterial.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet are comprised of cash at banks and on hand and short-term, highly liquid investments with an original maturity of three months or less at the date of purchase.

Financial liabilities

Financial liabilities at amortized cost

All loans and borrowings and trade accounts payable are initially recognized at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Short-term payables are not discounted because the effect of discounting cash flows is immaterial.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of comprehensive income.

Derivative financial instruments and hedging

The Company uses derivative financial instruments such as foreign currency forward contracts to mitigate the risks associated with foreign currency related to the purchase of lottery tickets.

The Company’s foreign currency forward contracts do not qualify for hedge accounting; therefore any gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year. The fair value of foreign currency forward contracts is calculated by reference to current forward exchange rates for

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

contracts with similar maturity profiles.  All of the Company’s executed foreign currency forward contracts matured during 2010 and none are outstanding at December 31, 2010.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•                  the rights to receive cash flows from the asset have expired;

•                  the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•                  the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Whenever the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue recognition

Revenues are recognized to the extent that it is probable the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are measured at the fair value of the consideration received, excluding discounts and taxes. Specific recognition criteria must also be met before revenue is recognized as discussed below.

The Company’s revenues derive from operating contracts. Under operating contracts, the Company manages all of the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. The operating contracts generally provide for a variable amount of monthly service fees received through AAMS based on a percentage of instant and traditional lottery’s total wagers. Fees earned under operating contracts are recognized as revenue in the period earned and are classified as Service Revenue in the statement of comprehensive income when all of the following criteria are met:

•                 Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed;

•                  Services have been rendered;

•                  The fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties; and

•                  Collectability is reasonably assured.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Interest income and interest expense

Interest income and interest expense are recognized as interest accrues (using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial assets or liabilities).

Income taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the statement of financial position date.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses, can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income.

3.     Equipment, net

Equipment, net include “Freely distributed assets” (“FDA”), which are defined as those tangible assets originally determined to be transferred free of charge to the Ministry of Finance at the expiration of the original concession agreement.  These assets primarily relate to the Company’s equipment in use by third parties (points of sale) to carry out activities related to Instant and Traditional lotteries.  The Company’s equipment, net were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on September 30, 2010.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

		Furniture		Contract	Freely
	Leasehold	and	Other	in	Distributed
Balance at December 31, 2010	Improvements	Equipment	Assets	Progress	Assets	Total

Gross

Balance at January 1, 2010	230	6,550	153	117	1,582	8,632
Additions	—	—	—	1,391	265	1,656
Transfers	—	491	—	(1,015)	524	—
Transfer to LN	(230)	(7,041)	(153)	(493)	(2,371)	(10,288)
Balance at December 31, 2010	—	—	—	—	—	—

Accumulated depreciation

Balance at January 1, 2010	230	4,260	101	—	1,240	5,831
Depreciation charge for the year	—	1,440	14	—	213	1,667
Transfers	—	(239)	—	—	239	—
Transfer to LN	(230)	(5,461)	(115)	—	(1,692)	(7,498)
Balance at December 31, 2010	—	—	—	—	—	—

Net book value

Balance at December 31, 2010	—	—	—	—	—	—

		Furniture		Contract	Freely
	Leasehold	and	Other	in	Distributed
Balance at December 31, 2009	Improvements	Equipment	Assets	Progress	Assets	Total

Gross

Balance at January 1, 2009	230	5,309	153	290	1,527	7,509
Additions	—	951	—	117	55	1,123
Transfers	—	290	—	(290)	—	—
Balance at December 31, 2009	230	6,550	153	117	1,582	8,632

Accumulated depreciation

Balance at January 1, 2009	187	2,378	83	—	1,008	3,656
Depreciation charge for the year	43	1,882	18	—	232	2,175
Transfers	—	—	—	—	—	—
Balance at December 31, 2009	230	4,260	101	—	1,240	5,831

Net book value

Balance at December 31, 2009	—	2,290	52	117	342	2,801

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

4.              Intangible assets, net

Intangible assets are comprised of certain computer software and license costs to operate such software and were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on September 30, 2010.

Balance at December 31, 2010	Software	Licences	Total

Gross

Balance at January 1, 2010	4,117	776	4,893
Additions	380	—	380
Disposals	(6)	—	(6)
Transfer to LN	(4,491)	(776)	(5,267)
Balance at December 31, 2010	—	—	—

Amortisation and impairment

Balance at January 1, 2010	3,849	758	4,607
Amortization for the year	227	8	235
Transfer to LN	(4,076)	(766)	(4,842)
Balance at December 31, 2010	—	—	—

Net book value

Balance at December 31, 2010	—	—	—

Balance at December 31, 2009	Software	Licences	Total

Gross

Balance at January 1, 2009	3,624	697	4,321
Additions	493	79	572
Balance at December 31, 2009	4,117	776	4,893

Amortisation and impairment

Balance at January 1, 2009	3,578	697	4,275
Amortization for the year	271	61	332
Balance at December 31, 2009	3,849	758	4,607

Net book value

Balance at December 31, 2009	268	18	286

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

5.              Inventories

	December 31,
	2010	2009

Instant Lottery Tickets (at cost or net realizable value)	—	13,618

Inventories are mainly comprised of instant lottery tickets held by the depositary and equity holder Arianna 2001 S.p.A. and were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on September 30, 2010. During the years ended December 31, 2010, 2009 and 2008, there were no write downs or any reversal of write downs.

6.              Trade and other receivables

	December 31,
	2010	2009

Trade receivables	—	31,022
Receivables from retailers	—	262,950
Related party receivables	—	11,974
	—	305,946

Trade receivables refer to the commission fees from AAMS as set forth in the concession agreement, are non-interest bearing and are generally due from 30 to 90 days.

Receivables from retailers refer to the amounts due to CLN from the retailers where lottery tickets are sold. The collection of these monthly remittances generally occurs between ten and twenty days after each month-end.

The related party receivables relate to services rendered for the collection of lottery tickets.

All of the trade and other receivables balances were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on September 30, 2010.

7.              Other current assets

	December 31,
	2010	2009

Other receivables	18	191
Prepaid expenses	—	297
VAT receivables	36	743
	54	1,231

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

8.              Cash and cash equivalents

	December 31,
	2010	2009

Cash and cash equivalents	331	4

Cash and cash equivalents are stated at cost, which approximates fair value, and earn interest at market rates. The Company participates in a cash pooling agreement with an equity holder, Lottomatica Group S.p.A., pursuant to which its funds are swept daily into various cash pools managed by Lottomatica Group S.p.A.  Amounts swept into the cash pools of Lottomatica Group S.p.A. are classified as “current financial assets from parent company”.  For comments on related party balances and transactions, see further disclosure in Notes 18 and 20.

9.              Equity

On February 25, 2010, at the annual meeting, general equity holders’ declared, and the Company subsequently paid, Euro 123.347 in dividends.

The equity holders and issued capital attributed to them are as follows at December 31, 2010:

Equity holder	Percent of issued capital	Issued capital
Lottomatica Group S.p.A.	63%	10.080
Scientific Games Int.	20%	3.200
Arianna 2001 S.p.A.	15%	2.400
Olivetti S.p.A.	1%	160
Servizi Base 2001 S.p.A.	1%	160
Total	100%	16.000

10.  Long term provisions

	Legal
Balance at December 31, 2010	Matters	Other	Total

Balance at January 1, 2010	730	—	730
Arising during the year	—	—	—
Utilized	(292)	—	(292)
Balance at December 31, 2010	438	—	438

	Legal
Balance at December 31, 2009	Matters	Other	Total

Balance at January 1, 2009	600	16	616
Arising during the year	292	—	292
Utilized	(162)	(16)	(178)
Balance at December 31, 2009	730	—	730

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Legal matters

Provisions relate primarily to legal fees in connection with the legal matters discussed in Note 19 and were not transferred to LN since such legal matters exclusively relate to the Company.

It is expected that such provisions will be fully utilized by the time that the Company is completely liquidated during 2011.

11.  Accounts payable

	December 31,
	2010	2009

Accounts payable	509	4,276
Other liabilities to AAMS	—	335,936
Related parties payables	119	88,035
	628	428,247

Accounts payable are non-interest bearing and are normally settled on 60 to 90 day terms.

Other liabilities to AAMS refer to the remittance due to AAMS based on the total monthly wagers. Since the Company effectively ceased operations as of September 30, 2010, such balances were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on September 30, 2010.

For comments on related parties payables, see the related parties relationships and transactions disclosure in Note 18.

12.  Other current liabilities

	December 31,
	2010	2009

Taxes other than income taxes	—	15
Other liabilities	96	204
	96	219

13.  Service revenue

	December 31,
	2010	2009	2008

Instant lotteries	243,442	326,827	320,665
Traditional lotteries	583	1,130	1,746
	244,025	327,957	322,411

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

The Company previously operated in a highly regulated environment and sold to counterparties (PoS) generally not impacted in a significant manner by the current adverse market conditions.

Current year revenues correspond to nine months of operations since the Company effectively ceased operations as of September 30, 2010 upon the expiration of the extended term of the original Scratch & Win instant lotteries concession.

14. Service costs

	December 31,
	2010	2009	2008

Service costs from Lottomatica Group S.p.A.	46,633	66,411	65,961
Points of Sale assistance	17,071	21,123	21,707
Consulting fees	1,564	3,622	2,248
Maintenance fees	712	993	899
Advertising costs	695	227	1,685
Other costs	2,312	1,072	728
	68,987	93,448	93,228

Current year service costs correspond to nine months of operations since the Company effectively ceased operations as of September 30, 2010 upon the expiration of the extended term of the original Scratch & Win instant lotteries concession.

For comments related to costs from the equity holder Lottomatica Group S.p.A. and other related parties with which the Company conducts business, see the related parties relationships and transactions disclosure in Note 18.

15. Financial income and expenses

	December 31,
	2010	2009	2008

Interest income	739	1,301	754
Forward currency contracts	192	536	1,674
Exchange gains	2,858	2,495	1,237
Financial income	3,789	4,332	3,665

Interest expense	768	1,453	7,332
Forward currency contracts	—	147	—
Factoring of trade receivables contract	3,623	5,198	1,357
Exchange losses	4,162	860	3,060
Financial expenses	8,553	7,658	11,749

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

16.  Income tax

Significant components of income tax expense are as follows:

	December 31,
	2010	2009	2008

Current
National (IRES)	34,371	50,215	48,185
Regional (IRAP)	6,281	8,134	7,986
Total Current	40,652	58,349	56,171

Deferred
Deferred income tax recovered	2,235	(304)	91
Deferred income tax (benefit)/expense	—	(2)	(549)
Other adjustments	(164)	(287)	58
Total Deferred	2,071	(593)	(400)
Total income tax expense	42,723	57,756	55,771

The tax effects of temporary differences and carry forwards that give rise to deferred income tax assets and liabilities consist of the following:

	December 31,
	2010	2009

Deferred tax assets
Bad debt reserve provision	—	1,387
Other provisions	141	664
Intangible assets	—	—
Equipment depreciation	—	324
Other	—	1
	141	2,376
Deferred tax liabilities
Unrealized exchange gains	—	49
Equipment depreciation	—	17
Other	—	98
	—	164
Net deferred income tax assets	141	2,212

Net deferred income tax assets at December 31, 2010	141
Net deferred income tax assets at December 31, 2009	2,212
Deferred income tax expense debited to profit or loss	(2,071)

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

	December 31,
	2010	2009	2008

Net income before income tax	131,831	181,103	173,502

Italian statutory tax rate (IRES)	27.5%	27.5%	27.5%

Theoretical provision for income taxes based on Italian statutory tax rate	36,254	49,803	47,713

Reconciliation of the theoretical and effective provision for income taxes:

Permanent differences
Italian local tax (IRAP)	5,946	7,896	7,565

Non-deductible expenses	408	81	425
Other	116	(24)	68

Total tax provision	42,723	57,756	55,771

Effective tax rate	32.4%	31.9%	32.1%

The temporary differences that give rise to the deferred income tax assets remaining at December 31, 2010 refer to the provisions for legal matters discussed in Note 19 that exclusively relate to the Company. Management expects that these temporary differences will be realized even if the Company’s liquidation is fully implemented in 2011. This would result in the recognition of a liability for losses that will result in tax deductible amounts (i.e., deductible temporary differences) when the liability is ultimately settled (upon liquidation of the Company or when the litigation is ultimately settled).

In addition, management has determined that it is probable that sufficient taxable profit will be available in 2011 (i.e., interest income generated by the remaining balance of Current financial assets from parent company) against which the Euro 141 remaining deferred tax assets can be utilized.

17.  Geographic information

The Company previously operated geographically only in Italy.

18.  Related parties disclosures

Related parties relationships and transactions are reported in the table below:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

	December 31,
	2010	2009
STATEMENTS OF FINANCIAL POSITION

Trade and other receivables
Lottomatica Group S.p.A.	—	11,884
Scientific Games Int.	—	90
	—	11,974

Current financial assets from parent company
Lottomatica Group S.p.A.	109,540	249,913
	109,540	249,913

Accounts payable
Lottomatica Group S.p.A.	73	49,844
Scientific Games Int.	—	30,474
Arianna 2001	—	6,648
GTech Corp.	46	948
Olivetti S.p.A.	—	121
	119	88,035

Current financial payables to parent company
Lottomatica Group S.p.A.	1,355	1,241
	1,355	1,241

	December 31,
	2010	2009	2008
STATEMENTS OF COMPREHENSIVE INCOME

Cost of tickets
Scientific Games Int.	35,239	45,628	43,090
	35,239	45,628	43,090

Service costs
Lottomatica Group S.p.A.	46,633	66,411	65,961
Arianna 2001	17,483	19,152	18,900
Scientific Games Int.	168	1,057	1,937
Olivetti S.p.A.	137	228	161
GTech Corp.	27	2	48
	64,448	86,850	87,007

Financial income
Lottomatica Group S.p.A.	698	1,263	708
	698	1,263	708

Financial expenses
Lottomatica Group S.p.A.	345	908	5,254
	345	908	5,254

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Current financial assets from parent company refer to the intercompany cash pooling transactions swept daily into the cash pools managed by Lottomatica.

Accounts payable and service costs to the parent company refer to the services rendered to CLN in accordance with intercompany agreements. In particular, they refer primarily to marketing and advertising, data processing, back office and cash pooling activities performed by the parent company and charged to the Company.

Accounts payable and service costs to the equity holder, Arianna 2001, refer to secure depository and distribution expenses.

Accounts payable and costs to Scientific Games Int. refer primarily to the tickets purchased during the year. In addition Euro 168 of costs refer to tickets license fees and software maintenance costs.

Financial income and expenses from/to the parent company refer primarily to interest received from/charged by the equity holder Lottomatica Group S.p.A. relating to the Company’s short-term borrowing transactions with the parent company.

All the transactions with related parties, including the intragroup transactions, were executed at terms and conditions that are consistent with market rates and they refer to mutual administrative, financial and organizational services rendered. No atypical and/or unusual transactions have been recorded by the Company.

At December 31, 2010, there were no guarantees made to or received from related parties.

19.  Litigation

“LAS VEGAS” Instantaneous Lottery Petitions

Beginning in April 2006, the Company began receiving payment requests relating to the “Las Vegas” instant lottery tickets (scratch and win) for non-winning tickets.

To-date, 787 petitions and 102 requests for injunctive payments have been received by the Company. There have also been numerous requests for out-of court settlements. These claims amounted to approximately Euro 5.9 million in prize money and requested payment for non-winning tickets. The players claimed that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets should have been paid every time cards with points from 10 to K appear, even though the regulations state that all the cards must have the same points. As a matter of fact, the players sustained that in all French card games those cards with 10 to K have the same points.

The Company considers these requests unfounded as they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket.  However, in the opinion of legal counsel, other rulings might have a negative outcome based on the same information used in unfavorable rulings against the Company as noted below.

To-date, 251 rulings have been issued fully accepting the reasons represented by legal counsel assisting the Company. With regard to the unfavorable rulings, the Company instructed its legal counsel to file appeals with the Supreme Court.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

20.  Financial instruments and financial risk management objective and policies

Fair values

Set out below is a comparison, by category, of the carrying amounts and fair values of our financial instruments.

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Trade and other receivables	—	—	305,946	305,946
Current financial assets from parent	109,540	109,540	249,913	249,913
Other current assets	54	54	1,231	1,231
Cash and cash equivalents	331	331	4	4
	109,925	109,925	557,094	557,094
Financial liabilities at amortised costs
Accounts payable	628	628	428,247	428,247
Current financial liabilities to parent	1,355	1,355	1,241	1,241
Other current liabilities	96	96	219	219
	2,079	2,079	429,707	429,707
Financial liabilities
Derivative instruments	—	—	583	583
	—	—	583	583

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•                  Trade and other receivables, current financial assets from parent, other current assets, cash and cash equivalents, accounts payable, current financial liabilities to parent and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•                  The Company previously executed derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings.  Derivatives valued using valuation techniques with market observable inputs included foreign currency forward contracts.  The fair value of these derivatives was calculated principally by reference to forward exchange rates for contracts with similar maturity profiles.  The valuation techniques incorporated various inputs including the credit quality of the counterparty in a net liability position.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

At December 31, 2010, all of the Company’s financial instruments were valued utilizing Level 1 fair value measurements.  During the reporting period ended December 31, 2010, there were no transfers between

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Interest income and expense

The following is a breakdown of the Company’s interest income and interest expense by category for the year ended December 31:

	Interest Income			Interest Expense
	2010	2009	2008	2010	2009	2008

Financial assets
Current financial assets from parent company	698	1,263	708	—	—	—
Other current financial assets	42	38	44	—	—	—
Forward currency contracts	192	536	1,674	—	—	—
Cash and cash equivalents	—	—	2	—	—	—
	932	1,837	2,428	—	—	—
Financial liabilities at amortised costs
Current financial payables to parent company	—	—	—	345	908	5,254
Other current liabilities	—	—	—	398	519	2,043
	—	—	—	743	1,427	7,297
Financial liabilities
Bank overdrafts	—	—	—	24	26	35
Factoring of trade receivables contract	—	—	—	3,623	5,198	1,357
Forward currency contracts	—	—	—	—	147	—
	—	—	—	3,647	5,371	1,392

Credit risk

The Company’s credit risk is derived from cash and cash equivalents, trade and other receivables and other current assets balances. We maintain cash deposits and trade with only recognized, creditworthy third parties. We evaluate the collectability of trade accounts and sales receivables on a customer by customer basis. Trade and other receivables are reported net of allowances for doubtful accounts. Allowance for doubtful accounts is generally recorded when objective evidence exists that we will not been able to collect the receivable.

With respect to credit risk arising from financial assets of the Company, the Company’s exposure arises only from default of the counterparty, with a maximum exposure equal to the carrying amount of these balances. We manage our exposure to counterparty credit risk by dealing with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty.

The balance of trade receivables and receivables from retailers (including related bad debt allowance provisions) at December 31, 2010 was zero as a result of the transfer of such balances to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on September 30, 2010 as described above.

The following is an analysis of the Company’s past due trade receivables (amounts indicated net of allowance).

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Year Ended December 31, 2010

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Trade receivables	—	—	—	—	—	—

Year Ended December 31, 2009

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Trade receivables	31,022	31,022	—	—	—	—
	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%

The following is an analysis of the Company’s past due receivables from retailers and the related bad debt reserve:

Year Ended December 31, 2010

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Receivables from retailers	—	—	—	—	—	—

Year Ended December 31, 2009

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Receivables from retailers	262,950	180,903	77,483	1,108	510	2,946
	100.0%	68.8%	29.5%	0.4%	0.2%	1.1%

	2010	2009

Balance at beginning of period	4,889	4,139
Provisions	1,857	1,832
Utilization	(450)	(1,082)
Transfer to LN	(6,296)	—
Balance at end of period	—	4,889

Liquidity risk

The Company participates in a cash pooling agreement with the parent company, Lottomatica Group S.p.A., pursuant to which the Company’s funds are swept daily into various cash pools managed by Lottomatica Group S.p.A. We expect to use the cash generated during the year ended December 31, 2010 and reflected in the balance Current financial assets from parent company to fund our remaining contractual obligations and satisfy our equity obligations (i.e., to pay dividends) during 2011 in conjunction with the liquidation of the Company.

The Company does not have any remaining financial liabilities, including derivatives, with maturity dates that exceed 12 months. As such, the contractual maturity dates of the Company’s remaining financial liabilities are all within one year.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

The Company, since entering into the cash pooling agreement discussed above, did not enter into any lines of credit or other borrowing arrangements with banks.

Market risk

Foreign currency exchange rate risk

As a result of transactions relating to tickets purchased from the US equity holder Scientific Games Int., our financial statements can be affected by movements in the USD/EUR exchange rates.  The primary risk inherent in our financial instruments is the market risk arising from adverse changes in foreign currency exchange rates.  Historically, we managed our foreign currency exchange risk by entering into foreign currency forward contracts to reduce the exposure associated with certain liabilities denominated in USD, thereby economically hedging approximately 50% of the estimated future supply of tickets. For the majority of fiscal year 2010, the Company was totally exposed to foreign currency exchange rate fluctuations resulting from tickets purchased from Scientific Games Int. in USD as all foreign currency forward contracts matured prior to the beginning of the second fiscal quarter of 2010 to coincide with the expiration of the original concession agreement.

The sensitivity analysis to a reasonably possible change in the USD exchange rate, in a range between +10% and -10% compared to the exchange rate as of December 31, 2010, 2009 and 2008, and the related potential effect on the net income and net equity of the Company is as follows:

	Increase/	Effect on net
	decrease in US	income before	Effect on
	dollar rate	tax	equity

2010	+ 10%	2.724	1.852
	- 10%	(3.324)	(2.260)

2009	+ 10%	2.230	1.521
	- 10%	(2.726)	(1.859)

2008	+ 10%	242	165
	- 10%	(296)	(202)

Interest rate risk

The Company does not have financing arrangements with banks since its short-term borrowing requirements are provided by Lottomatica Group S.p.A. through the cash pooling agreement previously discussed. The interest rate for the cash pooling agreement is set on a quarterly basis. The interest rate on the cash account for the remittances to AAMS is set at market rates. Consequently, changes in market interest rates would not have a significant effect on the Company’s net income and net equity.